Exhibit 99.3

SL Science Holding Limited Reports First Half 2026 Financial Results

Net revenue rose 23% to $1.39 million with gross margin expanding to 40.2%, driven by B2B distribution growth and reduction in purchase costs compared with last period due to establishment of stable relationships with suppliers from 2026, which enabled SL Science Holding Limited to obtain favorable procurement terms.

Taipei, TAIWAN, October 26, 2026 (GLOBE NEWSWIRE) -- SL Science Holding Limited (“SL Science” or the “Company”) (NASDAQ: SLBT), a Taiwan-headquartered biomedical company specializing in developing innovative cellular and gene therapies, today announced its unaudited financial results for the six months ended June 30, 2026.

Management Commentary

“The first half of 2026 marked a period of profound structural execution and milestone achievement for SL Science. We successfully closed our business combination on June 12, and listed on the Nasdaq Global Market on June 15, supported by a concurrent $7.8 million PIPE financing. This capitalization provides the foundational strength required to advance our clinical programs. Concurrently, our deliberate pivot from direct retail to a B2B wholesale distribution model in Taiwan yielded immediate results. We drove a 23% increase in top-line revenue and expanded our gross margin to over 40% through enhanced volume predictability and optimized supplier pricing agreements,” said Mr. William Wang, Chief Executive Officer of SL Science.

“Our strategic focus remains squarely on advancing our core oncology assets. We continuously increased research and development investments by 72% over the prior year, directing critical resources toward preclinical scale-up and regulatory preparedness for both our CD-19 Armed-T and Gamma Delta T (GDT) cell therapy platforms. By securing 20-year global exclusive rights for GDT cell applications in pancreatic and brain cancers and successfully completing key manufacturing and institutional review board (IRB) preparatory milestones with HeXun Biosciences, we are systematically de-risking our pathway to the clinic. Our vision is to establish SL Science as a global clinical leader, addressing severe unmet medical needs through breakthrough, scalable cellular innovations,” Mr. Wang added.

SL Science’s First Half 2026 Financial Results

SL Bio is primarily engaged in sales of plant extract products and milk-derived exosome products to customers in Taiwan, while advancing its research and development in the biomedical industry, including with CD-19 Armed-T products and GDT cell therapy products for brain and pancreatic cancers. The following table presents selected summarized financial information derived from the Company’s consolidated statements of operations for the six months ended June 30, 2026 and 2025:

In thousands USD, except	For the six	For the six
percentage data, differences	months ended	months ended	Variance
due to rounding	June 30, 2026	June 30, 2025%

Net Revenue	1,387	1,129	23%
Cost of Revenue	(829)	(740)	12%
Gross Profit	558	389	43%
General and Administrative Expenses	1,490	1,282	16%
Research and Development Expenses	1,230	717	72%
Total Operating Expenses	2,720	1,999	36%
Loss from Operations	(2,162)	(1,610)	34%
Net Loss	(2,162)	(1,602)	35%

Net Revenue

Net revenue increased by approximately $0.26 million, or 22.8%, to approximately $1.39 million for the six months ended June 30, 2026, compared to approximately $1.13 million for the six months ended June 30, 2025. The increase was primarily attributable to the continued ramp-up of SL Bio Taiwan’s wholesale distribution model following the business transformation initiated in the third quarter of 2024, shifting from direct sales to individual end-users toward corporate distributors. Established distributor relationships and larger, more predictable business-to-business order volumes drove higher shipment levels, offsetting the lower per-unit pricing associated with wholesale transactions.

Cost of Revenue

Cost of revenue increased by approximately $0.09 million, or 12.0%, to approximately $0.83 million for the six months ended June 30, 2026, compared to approximately $0.74 million for the six months ended June 30, 2025. Cost of revenue consists primarily of purchase costs on products for resales, increasing in line with higher sales volume.

Gross Profit

Gross profit increased by 43.3% to approximately $0.56 million for the six months ended June 30, 2026, compared to approximately $0.39 million for the prior year period. Our gross profit margin improved to 40.2% from 34.5%, mainly driven by the reduction in purchase costs due to the establishment of stable relationships with suppliers, enabling favorable procurement terms.

Operating Expenses

Total operating expenses increased by approximately $0.72 million, or 36.1%, to approximately $2.72 million for the six months ended June 30, 2026, compared to approximately $2.00 million for the six months ended June 30, 2025. The increase was primarily driven by a 16.2% expansion in general and administrative expenses due to a 13.6% increase in office salaries from management team expansion and a 33.2% increase in professional service fees incurred during the listing process.

Research and development expenses increased by 71.5% to approximately $1.23 million for the six months ended June 30, 2026, from $0.72 million in the prior year period. This was mainly due to increased salaries for R&D staff and milestone payments based on the progress of CD-19 Armed-T products and GDT cell therapy products.

Net Loss

Net loss for the six months ended June 30, 2026 was approximately $2.16 million, compared to a net loss of approximately $1.60 million for the six months ended June 30, 2025.

Cash and Cash Equivalents

As of June 30, 2026, SL Science’s cash and cash equivalents stood at approximately $8.31 million compared to approximately $1.26 million as of December 31, 2025. The increase was driven primarily by net cash generated from financing activities of approximately $9.15 million, netted off with the net cash used in operating activities of approximately $2.09 million. Working capital stood at approximately $6.67 million.

SL Science Major Developments and Outlook

Gamma Delta T (GDT) Cell Therapy Platform

●	Strategic Licensing & Milestones: Secured global exclusive rights from JY BioMed for GDT cell applications in pancreatic and brain cancers for a term of 20 years following product launch. The Company previously paid $1.0 million for initial R&D under its GDT licensing agreement and recognized $825,000 in expenses in H1 2026 after HeXun Biosciences successfully completed IRB specimen preparation and quality documentation milestones.
●	FDA Regulatory Submissions: Advanced its regulatory footprint by submitting an Orphan Drug Designation (ODD) request (DRU-2026-11528) to the U.S. FDA for its GDT cell therapy targeting glioblastoma. The Company also filed Drug Master Files (DMF) for both its GDT cells and GDT cell-derived exosomes, establishing a standardized manufacturing foundation for future commercialization.
●	Preclinical Validation: Demonstrated the platform’s efficacy through multiple global presentations. In July 2026, SL Science exhibited data at the World Congress of Basic and Clinical Pharmacology showing potent destruction of brain cancer cells in preclinical models. In September 2026, data presented at the 85th Annual Meeting of the Japanese Cancer Association revealed that these GDT cells directly target and eliminate chemotherapy-resistant glioblastoma cells.
●	Clinical Framework: Leadership co-authored a peer-reviewed framework in Biomedicines with Taipei Medical University, defining rigorous clinical development standards for GDT therapies in glioblastoma.

CD-19 Armed-T Therapy

●	The Company holds a perpetual, exclusive global license from CytoArm Co., Ltd. for CD-19 Armed-T products. Following an initial payment of $277,200, SL Science is positioned to complete up to NTD 133 million (~$4.10 million) in milestone payments to advance this blood cancer therapy through clinical development.

Recent Corporate Milestones

●	Nasdaq Listing: Closed its business combination on June 12, 2026, with ordinary shares commencing trading under the ticker “SLBT” on June 15, 2026.

Leadership rang the Nasdaq closing bell on September 2, 2026, to celebrate its first quarter as a public company.

●	Capital Formation: Secured a concurrent $7.8 million PIPE financing alongside the listing to accelerate growth and operational capabilities.
●	Share Incentive Plan: Approved the 2026 Share Incentive Plan to attract and retain top talent, authorizing up to 85,000,000 ordinary shares for awards.

About SL Science Holding Limited

SL Science Holding Limited is a biomedical company specializing in developing innovative cellular and gene therapies. Established with a commitment to advancing regenerative medicine and cancer treatment, the Company hopes to utilize immune cell technologies to target cancer, thus potentially offering expansive medical applications for its products. With technologies such as Gamma Delta T cells targeting solid tumor indications including pancreatic and brain cancers, SL Science aims to create cellular therapies that the Company believes have the potential to advance the cell therapy and immuno-oncology sector within the broader biopharmaceutical industry. For more information, please visit the Company’s website at: https://www.slbtgroup.com/ and follow SLBT on X, LinkedIn, FB, IG and Threads.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the business of SL Science. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The data described above are preclinical and do not establish the clinical safety or efficacy of any product; preclinical results are frequently not predictive of clinical outcomes. Many factors could cause actual future events to differ materially, including the ability to implement the Company’s business plans and clinical trials; to obtain and maintain regulatory approvals and rights under its license arrangements; the potential for its products to reach commercialization; and the Company’s need for additional capital.

The Company assumes no obligation to update these forward-looking statements, except as required by applicable law.

Contact Details:

SL Science Holding Limited
Tel: +886-2-26516826
Email: ir@slbtgroup.com

WFS Investor Relations Inc.
Email: services@wfsir.com
+1 628 283 9214

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2026 (UNAUDITED) AND DECEMBER 31, 2025

	June 30, 2026	December 31, 2025
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,306,692	$1,258,616
Inventories	73,267	—
Prepaid expenses and other current assets	234,340	167,612
Tax recoverable	—	597
TOTAL CURRENT ASSETS	8,614,299	1,426,825

Operating lease right-of-use assets, net	136,913	212,324
Plant and equipment, net	159,926	248,894
Deferred offering costs	—	929,137
TOTAL ASSETS	$8,911,138	$2,817,180

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Operating lease liabilities, current	$137,598	148,663
Accrued expenses and other liabilities	202,850	319,872
Due to Director	1,600,000	—
TOTAL CURRENT LIABILITIES	1,940,448	468,535

Operating lease liabilities, non-current	—	64,742
TOTAL LIABILITIES	1,940,448	533,277

Ordinary shares, $0.00001 par value; 4,950,000,000 shares authorized, 560,759,740 and 556,800,001 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively*	$5,608	$5,568
Series A preferred shares, $0.00001 par value, 50,000,000 shares authorized, 780,000 shares issued and outstanding as of June 30, 2026	8	—
Additional paid-in-capital	14,157,893	7,293,276
Accumulated deficits	(7,646,583)	(5,484,378)
Accumulated other comprehensive income	453,764	469,437
Total shareholders’ equity	6,970,690	2,283,903
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,911,138	$2,817,180

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended June 30,
	2026	2025
Revenue	$1,386,608	$1,129,238
Cost of revenue	(829,124)	(740,172)
Gross profit	557,484	389,066

Operating expenses
General and administrative expenses	1,489,663	1,281,786
Research and development expenses	1,229,998	268,451
Research and development expenses – related party	—	448,571
Total operating expenses	2,719,661	1,998,808

Loss from operations	(2,162,177)	(1,609,742)

Other income (expenses)
Other (expenses) income, net	(7,549)	(21,358)
Interest income	7,521	29,007
Total other income (expenses), net	(28)	7,649

Loss before income tax	(2,162,205)	(1,602,093)
Income tax credit (expense)	—	4
Net loss	$(2,162,205)	$(1,602,089)

Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation	(15,673)	469,815
Comprehensive loss	$(2,177,878)	$(1,132,274)

Basic net (loss) income per share*	(0.00)	(0.00)
Basic weighted average number of shares outstanding*	557,215,664	556,800,001

Diluted net (loss) income per share*	(0.00)	(0.00)
Diluted weighted average number of shares outstanding*	557,215,664	556,800,001

SL SCIENCE HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

		For the Six Months
		Ended June 30,
	Note	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(2,162,205)	$(1,602,089)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation expenses	5	84,838	5,937
Lease expenses	6	—	76,627

Changes in operating assets and liabilities
Inventories		(73,267)	650,498
Prepaid expenses and other current assets		175,773	195,674
Accrued expenses and other liabilities		(117,022)	167,346
Deferred tax liabilities		—	(4,390)
Amount due to an affiliate		—	444,477
Operating lease liabilities		(396)	(68,237)
Tax refund		597	—
Net cash (used in) operating activities		(2,091,682)	(134,157)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of plant and equipment	5	—	(317,676)
Net cash (used in) investing activities		—	(317,676)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Director		1,600,000	—
Proceeds from reverse recapitalization		155,574	—
Proceeds from PIPE units		7,800,000	—
Payment of offering cost related to reverse recapitalization		(404,273)	(614,373)
Net cash provided by (used in) financing activities		9,151,301	(614,373)

Effect of change in exchange rate		(11,543)	473,972

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		7,048,076	(592,234)
Cash and cash equivalents, beginning of year		1,258,616	4,137,526
Cash and cash equivalents, end of year		$8,306,692	$3,545,292

SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes paid		$—	$—
Interest paid		$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTMENT AND FINANCIAL ACTIVITIES INFORMATION:
Addition to operating lease right-of-use assets and lease liabilities		$—	$344,702
Reclassification of deferred offering costs to additional paid-in capital upon business combination		$1,333,410	$—
Assets acquired from reverse recapitalization		$242,501	$—
Liabilities assumed from reverse recapitalization (settled by working capital loan)		$1,001,134	$—